EXHIBIT 12.1
MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for the nine months ended January 23, 2015 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 25, 2014, April 26, 2013, April 27, 2012, April 29, 2011, and April 30, 2010 was computed based on Medtronic’s historical consolidated financial information.

(in millions, except ratio of earnings to fixed charges)	Nine months ended January 23, 2015	Year ended April 25, 2014	Year ended April 26, 2013	Year ended April 27, 2012	Year ended April 29, 2011	Year ended April 30, 2010
Earnings:
Earnings from continuing operations before income taxes	$3,299	$3,705	$4,251	$4,145	$3,664	$3,944
Noncontrolling interest (income) loss	1	(1)	(1)	8	8	7
Capitalized interest (1)	(3)	(4)	(4)	(4)	(4)	(4)
	$3,297	$3,700	$4,246	$4,149	$3,668	$3,947
Fixed Charges:
Interest expense, gross (2)	$367	$379	$392	$353	$454	$406
Rent interest factor (3)	32	45	42	46	44	46
	$399	$424	$434	$399	$498	$452
Earnings before income taxes and fixed charges	$3,696	$4,124	$4,680	$4,548	$4,166	$4,399
Ratio of earnings to fixed charges	9	10	11	11	8	10

(1) Capitalized interest relates to construction projects in process.
(2) Interest expense consists of interest on indebtedness.
(3) Approximately one-third of rental expense is deemed representative of the interest factor.